09059969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 31/12/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVP CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

337 NOYAC PATH
(No. and Street)

WATER MILL (City) NY (State) 11976 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OLIVER EBERSTADT 917-402-6685 OR 212-3080940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBURD + CO.
(Name – *if individual, state last, first, middle name*)

42 WEST 38th ST, SUITE 901 (Address), NEW YORK (City), NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr
80 3/25/09

OATH OR AFFIRMATION

I, OLIVER EBERSTADT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IVP CAPITAL LLC, as of Dec. 31, 2008, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAY SNOW
Notary Public, State of New York
No 02SN5059003
Qualified in New York County
Commission Expires April 22, ~~19~~ 2010

IVP CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3-4

GOLDBURD & CO. LLP
Certified Public Accountants

JACOB GOLDBURD, CPA
RIVKY RABINOWITZ, CPA

42 West 38th Street, New York, NY 10018
TELEPHONE (212) 302-8970
Facsimile (212) 302-8973

Independent Auditor's Report

To the Member
IVP Capital, LLC

We have audited the accompanying statement of financial condition of IVP Capital, LLC, as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IVP Capital, LLC, as of December 31, 2008, in conformity with accounting principles, generally accepted in the United States of America.

Goldburd & Co LLP

New York, New York
February 26, 2009

IVP CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets	
Cash and cash equivalents	$ 43,495
Accounts receivable	12,518
Prepaid expenses	396
Total current assets	56,409
Total assets	$ 56,409

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities	
Accounts payable	$ 6,400
Accrued liabilities	9,317
Prepaid income	12,500
Total current liabilities	28,217
Member's capital	28,192
Total liabilities and member's capital	$ 56,409

See auditor's report and notes to financial statements

1. PRINCIPAL BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

IVP Capital, LLC ("the Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in finding investment opportunities and in providing investment management and advisory services to individuals and institutional investors. The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealer(s).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Commission income - Commissions are recognized as earned and reasonably determinable.

C. Management and investment advisory fees - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

D. Cash and cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

E. Concentrations of credit risk - Concentrations which subject the company to credit risk include cash and cash equivalents and accounts receivable. The company maintains its cash and cash equivalents with high credit quality financial institutions. At times such amounts may exceed federally insured limits.

F. Income taxes - The Company is a single member limited liability company. Therefore, the Company is not liable for federal and state income taxes. The member is liable for the taxes on the Company's profit or loss.

3. MAJOR CUSTOMERS:

During the year ended December 31, 2008, the Company had revenue of approximately $304,201 from three customers. Total accounts receivable from major customers at December 31, 2008 were $10,718.

4. NET CAPITAL REQUIREMENTS:

The company is subject to the Uniform Net Capital rule (rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company's net capital and excess net capital were $13,699 and $8,699 respectively.